COVINGTON & BURLING

1330 AVENUE OF THE AMERICAS	NEW YORK	BRUCE C. BENNETT
NEW YORK, NY 10019	WASHINGTON	TEL 212.8411060
TEL 212.841.1000	SAN FRANCISCO	BBENNETT@COV.COM
FAX 212.841.1010	LONDON
WWW.COV.COM	BRUSSELS

January 9, 2006

Ms. Angela Crane
Branch Chief
Mr. Martin James
Senior Assistant Chief Accountant
Ms. Julie Sherman
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:	The GSI Group, Inc.
Form 10-K for the year ended December 31, 2004
Filed April 15, 2005
File No. 333-43089

Dear Ms. Crane, Mr. James and Ms. Sherman:

I write on behalf of our client, The GSI Group, Inc. (“GSI” or the “Company”) to confirm representations made by and on behalf of the Company during our most recent call with you, held on December 22, 2005. The following is intended to confirm statements made to you in our prior letters of August 11, 2005, September 28, 2005 and December 9, 2005.

Company Accounting

The Company records inventory at the lower of cost or market. To achieve market value for slow moving inventory, the Company records a reserve for the value of on-hand inventory deemed to be slow moving and likely to become obsolete. Due to the value of the reserve being estimated based upon the value of specific SKU’s of inventory, this method of accounting results in substantially the same net value of inventory and cost of sales as the specific write-down method recommended by SAB Topic 5bb. Attachment 1 illustrates this point.

COVINGTON & BURLING

January 9, 2006

Specifically, Attachment 1 illustrates the results of the two inventory tracking and accounting methods detailed above in a hypothetical situation. The attachment illustrates the accounting for the sale of two types of inventory items: regular non-reserved and reserved excess. The regular inventory began at 100 units, 30 of which were sold, resulting in 70 units remaining at the end of the illustration. The excess inventory began at 10 units, which value comprised the beginning reserve, and all were sold resulting in no ending excess inventory quantity and no obsolete inventory reserve amount.

The balance sheet and period results achieved by utilizing the Company's accounting policy would be consistent with the balance sheet and period results achieved by utilizing the specific write-off method of SAB Topic 5bb, so long as the value of an underlying inventory item once reserved is removed from the reserve calculation if and only if the underlying inventory item is sold (in which case it would be charged to the period income statement at full cost as part of Cost of Goods Sold) or discarded (in which case it would be charged to the period income statement at full cost as a write off).

Application of SAB Topic 5bb in Future Periods

The Company acknowledges to the Staff that it is aware of and understands the provisions of SAB Topic 5bb. The Company also confirms that it intends to ensure its compliance with SAB Topic 5bb in future periods.

The Company also intends to explain in future filings the effect of sales or disposals of obsolete inventory on the Company’s reported Gross Margin and Net Income.

COVINGTON & BURLING

January 9, 2006

* * * * * * * * * *

The Company is hopeful that this letter is helpful to the Staff, and stands ready to further discuss this issue with you at your earliest convenience. As we have discussed, the Company is anxious to resolve this issue so that it can seek acceleration of effectiveness of its pending Registration Statement on Form S-4, with respect to which penalty interest is accruing pursuant to the terms of the related Registration Rights Agreement. Please call me at (212) 841-1060 once you have had a chance to review this letter

Sincerely yours,

Bruce C. Bennett

cc:	Mr. Michael Choe
Charlesbank Capital Partners, LLC

Mr. Randall Paulfus
The GSI Group, Inc.

Mr. Leonard Eschbach
BKD, LLP

ATTACHMENT 1

Reserve Method of Accounting (employed by the Company)
Beginning Inventory				Sales Through the Period			Ending Inventory
	Quantity On Hand	Cost Each	Total Cost on Hand		Quantity	Cost		Quantity On Hand	Cost Each	Total Cost on Hand

Regular (non-reserved)	100	$30	$3,000	Regular (non-reserved)	30	$900	Regular (non-reserved)	70	$30	$2,100
Excess (reserved)	10	$30	$300	Excess (reserved)	10	$300	Excess (reserved)	-0-	$30	$-0-
Total	110		$3,300	Total	40	$1,200	Total	70		$2,100

Gross Inventory			$3,300	Gross Cost of Sales		$1,200	Gross Inventory			$2,100
Reserve (Cost of Excess)			-$300	Change in Reserve		-$300	Reserve (Cost of Excess)			$-0-
Net Inventory On Hand			$3,000	Net Cost of Sales		$900	Net Inventory On Hand			$2,100

Entries:	DR	CR
Cost of Sales	$1,200
Inventory		$1,200
To record cost of items sold
******

Reserve	$300
Cost of Sales		$300
To record the change in reserve
******

Specific Write-off Method of Accounting (SAB Topic 5bb)
Beginning Inventory				Sales Through the Period			Ending Inventory
	Quantity On Hand	Cost Each	Total Cost on Hand		Quantity	Cost		Quantity On Hand	Cost Each	Total Cost on Hand

Regular (non-reserved)	100	$30	$3,000	Regular (non-reserved)	30	$900	Regular (non-reserved)	70	$30	$2,100
Excess (reserved)	10	$-0-	$-0-	Excess (reserved)	10	$-0-	Excess (reserved)	-0-	$-0-	$-0-
Total	110		$3,000	Total	40	$900	Total	70		$2,100

Gross Inventory			$3,000	Gross Cost of Sales		$900	Gross Inventory			$2,100
Reserve (Cost of Excess)			$-0-	Change in Reserve		$-0-	Reserve (Cost of Excess)			$-0-
Net Inventory On Hand			$3,000	Net Cost of Sales		$900	Net Inventory On Hand			$2,100

Entries:	DR	CR

Cost of Sales	$900
Inventory		$900
To record cost of items sold
******